POLYMET MINING CORP.
FIRST CANADIAN PLACE
100 KING STREET WEST
SUITE 5700
TORONTO, ONTARIO
M5X 1C7

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on June 22, 2020. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on June 22, 2020. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

VOTE BY FACSIMILE (CANADIAN SHAREHOLDERS ONLY)
Mark, sign and date your proxy card and fax to 1-866-623-5305

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D16915-P39687 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

POLYMET MINING CORP.

The Board of Directors recommends you vote FOR the following proposals:

1. **Election of Directors**

To elect seven directors

	For	Withhold
1a. Jonathan Cherry	☐	☐
1b. Dr. David Dreisinger	☐	☐
1c. David J. Fermo	☐	☐
1d. Alan R. Hodnik	☐	☐
1e. Roberto Huby	☐	☐
1f. Hilmar Rode	☐	☐
1g. Stephen Rowland	☐	☐

	For	Withhold
2. **Appointment of Auditors** Appointment of Deloitte & Touche LLP as auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
3. **Approval of Share Consolidation** Approve a special resolution to consolidate the issued and outstanding common shares of the Company on the basis of up to ten (10) pre-Consolidation shares for one (1) post-Consolidation share and further authorize the Company's Board of Directors to determine when and if to effect such consolidation.	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.

If you wish to appoint someone other than the Chairman of the Meeting, you must check the box here and write in their name on the reverse side of this card. Please do not check the box unless you want to exercise this voting option. ☐

Interim Financial Statements ☐ ☐
Would you like to receive Interim Financial Statements and accompanying Management Discussion and Analysis by mail?

Annual Financial Statements Yes ☐ No ☐
Would you like to receive Annual Financial Statements and accompanying Management Discussion and Analysis by mail?

Authorized Signature(s) – This section must be completed for your instruction to be executed.
I/We authorized you to act in accordance with my/our instructions set above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General and Special Meeting:
Annual Report and Information Circular/Proxy Statement are available at www.proxyvote.com.

D16916-P39687

POLYMET MINING CORP.

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON

JUNE 24, 2020 10:00 AM (PACIFIC TIME)

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

Appointment of Proxyholder

I/We, being holder(s) of PolyMet Mining Corp. hereby appoint(s):
Jonathan Cherry, or failing him, Dr. David Dreisinger

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the Shareholder in accordance with the direction on the reverse side (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Shareholders of PolyMet Mining Corp. to be held in person at Farris LLP 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, or live via the Internet at www.virtualshareholdermeeting.com/PLM2020 on June 24, 2020 at 10:00 AM (Pacific Time) and at any adjournment or postponement thereof. Due to COVID-19, shareholders are encouraged to attend virtually.

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy:

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see above).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual, you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 11:59 PM (Eastern Time) on Monday, June 22, 2020.